UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 001—32945

WNS (HOLDINGS) LIMITED

(Translation of Registrant’s name into English)

Gate 4, Godrej & Boyce Complex

Pirojshanagar, Vikhroli (W)

Mumbai 400 079, India

+91-22-4095-2100

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

WNS (Holdings) Limited is incorporating by reference the information set forth in this report on Form 6-K into its registration statements on Form S-8 (File No. 333-136168), Form S-8 (File No. 333-157356), Form S-8 (File No. 333-176849), Form S-8 (File No. 333-191416), and Form S-8 (File No. 333-214042).

In this report, references to “$” refer to the United States dollars, the legal currency of the United States.

Other Events

WNS a leading provider of global Business Process Management (BPM) services, today announced it has acquired HealthHelp, an industry leader in care management. HealthHelp works closely with both payors and providers to help improve patient outcomes and drive long-term sustainable cost savings for the healthcare industry. The company’s solutions are delivered by combining a proprietary technology platform rooted in evidence-based medical research, high-end predictive analytics, and deep healthcare industry expertise. HealthHelp provides benefits management across several key specialty healthcare areas, including radiology, cardiology, oncology, sleep care, orthopedics, and pain management. The company’s approach is based on a non-denial, collaborative model which includes a peer-to-peer network of over 100 medical doctors and 11 university medical systems. HealthHelp’s solutions are powered by a proprietary clinical decision support technology platform called ConsultTM. This scalable platform enables HealthHelp to process over 70% of its current assessments automatically, providing rapid response to procedure authorization requests, and automated escalation to nurses and physician specialists as clinically warranted. The technology embeds predictive analytics which evaluate and drive health care improvement opportunities. Today, HealthHelp’s differentiated approach results in the company’s recommendation being implemented in over 95% of all requests.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2017

WNS (HOLDINGS) LIMITED

By:	/s/ Sanjay Puria
Name:	Sanjay Puria
Title:	Group Chief Financial Officer